Exhibit 4.16
RIO TINTO PLC
United States Annex to the Rules of the Rio Tinto 2008 Bonus Deferral Plan
Whereas the Remuneration Committee of the Board of Directors of Rio Tinto (the “Committee”) at its meetings of 3 February and 17 March 2009 determined that, because of the challenging economic times with which the company was faced, that 2008 Short Term Incentive Plan (“STIP”) bonus payouts becoming due to senior employees in Band C level and above would be affected;
Whereas, in particular in relation to the Executive Directors and the Product Group Chief Executives, the Committee was of the opinion that the STIP payouts must be either cancelled or deferred;
Whereas, accordingly, the Committee adopted the Rio Tinto 2008 Bonus Deferral Plan (the “Plan”) governing the deferral of STIP payouts, subject to the adoption of certain provisions relating to Participants who are subject to the application of Section 409A of the United States Internal Revenue Code (the “US Participants”); and
Whereas, further to the authority given by the Committee, the present Annex modifies the Rules of the Plan as they apply to US Participants.
1.	Except as otherwise may be indicated, the Definitions contained in the Plan shall apply to this Annex.
2.	Rule 4.2.1 of the Plan shall not apply to US Participants, and the following text shall instead apply to US Participants:
4.2.1 If a Participant ceases to be an employee of any Member of the Group prior to the Vesting Date for any of the reasons set out below, then i) the Bonus Deferral Award will Vest with no pro rata reduction and ii) any Company Contributed Award will Vest pro rata based on service from 1 January 2009 to the date that employment ceases as a proportion of the total possible service applicable to the Award or portion of the Award from 1 January 2009 to the applicable Vesting Date. The reasons are:
(i)	Disability;

(ii)	retirement;

(iii)	the Participant’s employing company ceasing to be under the Control of the Company;

(iv)	a transfer of the undertaking, or the part of the undertaking, in which the Participant works to a person which is neither under the Control of the Company nor a Member of the Group or the Other Listed Group;

(v)	Involuntary separation from service; or

(vi)	Death.

For the purposes of the foregoing:
(1) ‘Group’ (in addition to the definition in the Plan) shall include any entity included with the Company in a controlled group of corporations or trades or businesses under common control within the meaning of U.S. Internal Revenue Code §414(b) or §414(c), an affiliated service group within the meaning of Code §414(n), or any other entity required to be aggregated with the Company under Code §414(o); for all purposes under this Plan, in applying Code §1563(a)(1), (2) and (3) for purposes of determining the Company’s affiliates under Code §414(b), the language “at least 80%” shall be applied as it appears in those sections, and in applying U.S. Treas. Reg. §1.414(c)-2 for purposes of determining trades or business (whether or not incorporated) that are under common control for purposes of Code §414(c), the language “at least 80%” shall be used as it appears in such regulation.
(2) ‘Disability’ means the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months; the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of some or all of the Group, or the Participant is determined to be totally disabled by the U.S. Social Security Administration.
(3) ‘Involuntary separation from service’ occurs as of a specified date if the facts and circumstances indicate, because the Participant’s employment is terminated for reasons other than cause, that (1) the Participant will perform no further services after that date for the Group, or (2) the level of bona fide services that the Participant would perform after that date would permanently decrease to 20% or less of the average level of bona fide services over the immediately preceding 36-month period (or the full period of such services, if less than 36 months).
Any portion of an Award that does not Vest in accordance with this rule shall lapse and for the avoidance of doubt Rule 1.5 (Dividend Equivalent) shall only apply to the portion that has Vested.
Where a Participant’s employment is transferred to the Other Listed Group prior to Vesting, Rule 7.3 (Other Listed Group) will apply.
3.	Except as modified by the terms of this Annex for US Participants, the Plan remains in full force and effect.
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